UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 23, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 23 September 2025 entitled ‘EARLY RESULTS OF USD CASH TENDER OFFERS ANNOUNCED’.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF UK MAR

23 September 2025

VODAFONE GROUP PUBLIC LIMITED COMPANY ANNOUNCES EARLY RESULTS OF ITS ANY AND ALL CASH TENDER OFFER FOR USD CAPITAL SECURITIES DUE 2081

(Newbury, Berkshire - England) - September 23, 2025 - Vodafone Group Plc ("Vodafone" or the "Company") announces the early results of its previously announced offer to purchase for cash (the "Offer") any and all of its outstanding U.S.$500,000,000 NC5.25 Capital Securities Due 2081 with a current coupon of 3.25% and its first call date in 2026 (the "Notes") upon the terms of, and subject to the conditions in, the offer to purchase dated September 9, 2025 (the "Offer to Purchase"), including the New Financing Condition.

Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

On September 12, 2025, the Company closed the offering of €700,000,000 4.125% Fixed Rate Reset Ordinary Subordinated Notes due 12 September 2055 and €700,000,000 4.625% Fixed Rate Reset Ordinary Subordinated Notes due 12 September 2055 (the "New Notes"). The proceeds from the issuance of the New Notes, together with existing cash balances, are expected to fund the Offer. As a result, the New Financing Condition has been satisfied with respect to the Offer.

The early tender deadline for the Offer was 5:00 p.m., New York City time, on September 22, 2025 (the "Early Tender Deadline"). In accordance with the terms of the Offer, the Company is accepting for purchase any and all of the Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline.

The following table sets forth the aggregate principal amount of the Notes that were validly tendered and not validly withdrawn in the Offer at or prior to 5:00 p.m., New York City time, on September 22, 2025 (the "Early Tender Deadline"), as reported by the Tender and Information Agent:

Description of the Securities	ISIN/CUSIP	Outstanding Principal Amount	Early Tender Total Consideration(1)(3)	Early Tender Premium(1)	Tender Consideration(2)(3)	Aggregate Principal Amount Tendered(4)	Remaining Principal Amount(5)
U.S.$500,000,000 NC5.25 Capital Securities Due 2081 (the "Notes")	ISIN: US92857WBV19 CUSIP: 92857W BV1	U.S.$500,000,000	98.90% (equal to U.S.$989.00 per U.S.$1,000 principal amount of Notes)	3.00% (equal toU.S.$30.00 per U.S.$1,000 principal amount of Notes)	95.90% (equal to U.S.$959.00 per U.S.$1,000 principal amount of Notes)	U.S.$350,792,000	U.S.$149,208,000
Notes:
(1)        Expressed as a percentage of the principal amount of the Notes validly tendered at or prior to the Early Tender Deadline and accepted for purchase by the Company. The Early Tender Total Consideration is the sum of the Early Tender Premium and the Tender Consideration. For avoidance of doubt, the Early Tender Premium is already included in the    Early Tender Total Consideration set out above, and is not payable in addition.
(2)        Expressed as a percentage of the principal amount of the Notes validly tendered after the Early Tender Deadline but at or prior to the Expiration Deadline and which are accepted for purchase by the Company.
(3)        Does not include Accrued Interest, which will be paid in addition to the Early Tender Total Consideration or Tender Consideration, as the case may be.
(4)        Represents the aggregate principal amount of Notes tendered at or prior to the Early Tender Deadline, all of which have been accepted for purchase by the Company.
(5)        Represents the remaining principal amount of Notes that may be tendered at or prior to the Expiration Deadline.

In respect of accepted Notes that were delivered at or prior to the Early Tender Deadline, the Company expects the Early Tender Settlement Date to occur on September 24, 2025.

Noteholders that validly tendered their Notes and did not validly withdraw such Notes at or before the Early Tender Deadline, and whose notes are accepted for purchase, will receive the Early Tender Total Consideration (which already includes the Early Tender Premium), together with an amount equal to the Accrued Interest thereon. The Early Tender Total Consideration payable for Notes validly tendered and accepted for purchase will be equal to 98.90% of the principal amount of the Notes, equivalent to U.S.$989.00 per U.S.$1,000 principal amount of the Notes. The Early Tender Total Consideration is equal to the sum of the Tender Consideration and the Early Tender Premium. For the avoidance of doubt, the Early Tender Premium is already included within the Early Tender Total Consideration and is not in addition to the Early Tender Total Consideration.

Noteholders who have not yet tendered their Notes have until 5:00 p.m., New York City time, on October 7, 2025, unless extended or earlier terminated by the Company in its sole and absolute discretion (such date and time, including as extended or earlier terminated, the "Expiration Deadline" to tender their Notes. Accordingly, Noteholders who validly tender their Notes after the Early Tender Deadline but at or before the Expiration Deadline in the manner described in the Offer to Purchase will not be eligible to receive the Early Tender Premium and will therefore only be eligible to receive the Tender Consideration, together with an amount equal to the Accrued Interest thereon.

In addition to the applicable consideration, Noteholders whose Notes are accepted for purchase will be paid the Accrued Interest thereon. Interest will cease to accrue on the applicable Settlement Date for all Notes accepted in the Offer.

The Withdrawal Deadline has passed and has not been extended. Notes tendered pursuant to the Offer may no longer be withdrawn, except as required by law.

For additional information, please contact the Dealer Manager, Merrill Lynch International at +44 207 996 5420 (in London) or +1 (888) 292-0070 (U.S. toll free) or by email to DG.LM-EMEA@bofa.com or the Tender and Information Agent, Kroll Issuer Services Limited at +44 20 7704 0880 or by email to vodafone@is.kroll.com, Attention: Owen Morris / David Shilson..

This announcement is for informational purposes only and does not constitute an offer to buy, or a solicitation of an offer to sell, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Offer is only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offer.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for, or otherwise invest in, New Notes in the United States.

The New Notes are not being, and will not be, offered or sold in the United States. Nothing in this announcement constitutes an offer to sell or the solicitation of an offer to buy the New Notes in the United States or any other jurisdiction. Securities may not be offered, sold or delivered in the United States absent registration under, or an exemption from the registration requirements of, the United States Securities Act of 1933, as amended (the "Securities Act"). The New Notes have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act).

This announcement is being made by Vodafone Group Plc and contains information that qualified or may have qualified as inside information for the purposes of (a) Article 7(1) of the Market Abuse Regulation (EU) 596/2014 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the "EUWA") ("UK MAR"), encompassing information relating to the Offer described above. For the purposes of UK MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055 as it forms part of domestic law in the United Kingdom by virtue of the EUWA, this announcement is made by Maaike de Bie, Group General Counsel and Company Secretary of Vodafone.

Offer and Distribution Restrictions

General

This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offer will not be accepted from Noteholders) in any circumstances in which such offer or solicitation or acceptance is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, the Offer shall be deemed to be made by the Dealer Manager or affiliate, as the case may be, on behalf of the Company in such jurisdiction.

Each tendering Noteholder participating in the Offer will be deemed to give certain representations in respect of the jurisdictions referred to below and generally as set out in the section titled "Procedures for Participating in the Offer". Any tender of Notes for purchase pursuant to the Offer from a Noteholder that is unable to make these representations will not be accepted. Each of the Company, the Dealer Manager and the Tender and Information Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender shall not be accepted.

Italy

None of the Offer, this announcement, the Offer to Purchase or any other documents or materials relating to the Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. The Offer is being carried out in the Republic of Italy ("Italy") as an exempt offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Noteholders that are located in Italy can tender Notes for purchase in the Offer through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offer.

United Kingdom

The communication of this announcement and the Offer to Purchase and any other documents or materials relating to the Offer is not being made by and such documents and/or materials have not been approved by an "authorised person" for the purposes of section 21 of the Financial Services and Markets Act 2000 ("FSMA 2000"). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to: (1) persons who are outside of the United Kingdom; (2) investment professionals falling within the definition contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order"); (3) those persons who are existing members or creditors of the Company or other persons falling within Article 43(2) of the Financial Promotion Order; or (4) any other persons to whom such documents and/or materials may lawfully be communicated in accordance with the Financial Promotion Order (all such persons together referred to as "relevant persons"). This announcement, the Offer to Purchase and any other documents or materials relating to the Offer are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France

The Offer is not being made, directly or indirectly, and neither this announcement, the Offer to Purchase nor any other document or material relating to the Offer has been or shall be distributed, to the public in the Republic of France other than to qualified investors as defined in Article 2(e) of the Regulation (EU) 2017/1129 (the "Prospectus Regulation"). Neither this announcement, the Offer to Purchase nor any other document or materials relating to the Offer has been or will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither this announcement, the Offer to Purchase nor any other brochure, documents or materials relating to the Offer has been, or will be, submitted or notified to, or approved or recognized by, the Belgian Financial Services and Markets Authority ("Autorité des services et Marches financiers"/"Autoriteit voor Financiële Diensten en Markten"). In Belgium, the Offer does not constitute a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids ("loi relative aux offres publiques d'acquisition"/ "wet op de openbare overnamebiedingen"), as amended or replaced from time to time. Accordingly, the Offer may not be, and is not being advertised, and this announcement, the Offer to Purchase, as well as any brochure, or any other material or document relating thereto (including any memorandum, information circular, brochure or any similar document) may not, have not and will not be distributed or made available, directly or indirectly, to any person located and/or resident within Belgium, other than to "qualified investors" ("investisseur qualifié"/"gekwalificeerede belegge") within the meaning of Article 2(e) of the Prospectus Regulation acting on their own account. Insofar as Belgium is concerned, the Offer is made only to qualified investors, as this term is defined above. Accordingly, the information contained in this announcement, the Offer to Purchase or in any brochure or any other document or material relating thereto may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

Forward-Looking Information

This announcement contains certain forward-looking statements which reflect the Company's intent, beliefs or current expectations about the future and can be recognised by the use of words such as "expects," "will," "anticipate," or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realised, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialise, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

ENDS

About Vodafone Group

Vodafone is a leading European and African telecoms company.

We serve over 355 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. Our undersea cables transport around a sixth of the world's internet traffic, and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 215 million IoT connections, and we provide financial services to around 92 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: September 23, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary